United States
Securities and Exchange Commission

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of September, 2004

Commission File Number 000-29103

STATS CHIPPAC LTD.

(Exact name of registrant as specified in its charter)

Not Applicable
(Translation of registrant’s name into English)

Republic of Singapore
(Jurisdiction of incorporation or organization)

10 Ang Mo Kio Street 65
#05-17/20 Tech Point
Singapore 569059
(65) 6824-7888
(Address of principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

     Form 20-F ☒      Form 40-F ☐

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

     Yes ☐      No ☒

     If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). Not applicable.

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

STATS ChipPAC Ltd.

By: /s/ Tan Lay Koon
Name : Tan Lay Koon Title : President & Chief Executive Officer Date : September 2, 2004

CORPORATE RELEASE

STATS ChipPAC Appoints Chief Strategy Officer

Singapore and United States, August 23, 2004 – STATS ChipPAC Ltd. (“STATS ChipPAC” – NNM: STTS and SGX: ST Assembly), a leading independent semiconductor test and advanced packaging service provider, today announced the appointment of Scott J. Jewler as Chief Strategy Officer.

Reporting directly to STATS ChipPAC’s President and CEO, Jewler will have overall responsibility for product line management as well as market and technology strategy. In his capacity as Chief Strategy Officer, Jewler will help define STATS ChipPAC’s business focus and strategic direction in the various geographic and end markets served. He will ensure effective positioning of STATS ChipPAC’s products and services to benefit from technology trends, customer engagements and corporate development.

“I am delighted to welcome Scott to STATS ChipPAC,” said Tan Lay Koon, STATS ChipPAC’s President and CEO. “Scott brings with him many years of outsourced semiconductor assembly and test experience that is very relevant to STATS ChipPAC. He has more than 15 years of experience managing business line P&L and driving operational efficiency in our industry. His past experience in sales, marketing, manufacturing and technology will be invaluable to STATS ChipPAC as we drive towards profitable growth and position ourselves as one of the world’s leading and largest test and assembly providers.”

“I am happy to be joining STATS ChipPAC at this exciting point in the company’s history,” said Jewler. “The outsourced assembly and test market is changing rapidly. STATS ChipPAC is well positioned to create increasing value for their customers and shareholders through leading technology, geographic presence, and a culture of high integrity and teamwork.”

Jewler joins STATS ChipPAC from Amkor Technology Inc. where he held various senior management positions including Senior Vice President, Assembly Business Unit and Vice President, Laminate Products. Most recently, Jewler served as President of Amkor Technology Taiwan where he held P&L responsibility for Amkor’s Taiwan operations including all sales, marketing, manufacturing, business development and manufacturing support activities. Prior to joining Amkor, he was a Senior Process Engineer and Equipment Engineering Manager with Mitsubishi Semiconductor America, Inc.

Jewler graduated with a Bachelor of Science in Mechanical Engineering from Clemson University, Clemson.

STATS ChipPAC Ltd.
Headquarters: 10 Ang Mo Kio Street 65, #05-17/20
Techpoint, Singapore 569059

About STATS ChipPAC Ltd. (STATS ChipPAC)

STATS ChipPAC Ltd (“STATS ChipPAC” — NNM: STTS and SGX: ST Assembly), is a leading service provider of semiconductor packaging design, assembly, test and distribution solutions. A trusted partner and supplier to leading semiconductor companies worldwide, STATS ChipPAC’s value proposition is total solutions of fully integrated, multi-site, end-to-end assembly and testing solutions that bring products to market and volume faster. Our customers are some of the largest wafer foundries, integrated device manufacturers (IDMs), as well as fabless companies in the United States, Europe and Asia. STATS ChipPAC is a leader in mixed signal testing and advanced packaging technology for semiconductors used in diverse end market applications including communications, power, digital consumer and computing. With advanced process technology capabilities and a global manufacturing presence spanning Singapore, Korea, China, Malaysia, Taiwan and the United States, STATS ChipPAC has a reputation for providing dependable, high quality test and packaging solutions. The Company’s customer support offices are located in the Netherlands, China, Singapore, Japan, Taiwan, Korea, Malaysia and the United States (California’s Silicon Valley, Arizona, Texas, Massachusetts, Florida, Colorado and North Carolina). STATS ChipPAC’s facilities include those of its subsidiary, Winstek Semiconductor Corporation in Hsinchu Valley, Taiwan. These facilities offer new product introduction support, pre-production wafer sort, final test, packaging and other high volume preparatory services. Together with the Company’s Test Development Center in Singapore, this forms a global network providing dedicated test engineering development and product engineering support for customers from design to volume production. STATS ChipPAC is listed on both Nasdaq National Market and The Singapore Exchange. In addition, STATS ChipPAC is also listed on the Morgan Stanley Capital International (MSCI) Index and the Straits Times Industrial Index. Further information is available at www.statschippac.com

Certain statements in this press release including statements regarding expected future financial results and industry growth are forward-looking statements that involve a number of risks and uncertainties that could cause actual results to differ materially. Factors that could cause actual results to differ include the ability of STATS and ChipPAC to successfully integrate their operations and employees; general business and economic conditions and the state of the semiconductor industry; demand for end-use applications products such as communications equipment and personal computers; reliance on a small group of principal customers; decisions by customers to discontinue outsourcing of test and assembly services; changes in customer order patterns; rescheduling or canceling of customer orders; changes in product mix; capacity utilization; level of competition; pricing pressures including declines in average selling prices; continued success in technological innovations; delays in acquiring or installing new equipment; shortages in supply of key components; availability of financing; exchange rate fluctuations; litigation and other risks described from time to time in the Company’s SEC filings, including its annual report on Form 20-F dated 19 March 2004 and its Registration Statement on Form F-4 (File Number 333-114232). We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Unless otherwise specified, references to “$” are to the lawful currency of the United States of America.

Singapore Contacts :

Elaine Ang
Manager, Investor Relations / Corporate Communications
Tel : (65) 6824 7705, Fax : (65) 6720 7826
email : Elaine.Ang@STATSChipPAC.com

US Contacts :

Drew Davies	Lisa Lavin
Director, Investor Relations	Marcom Manager
Tel : (408) 586 0608, Fax : (408) 586 0652	Tel : (208) 939 3104, Fax : (208) 939 4817
email : Drew.Davies@STATSChipPAC.com	email : Lisa.Lavin@STATSChipPAC.com

The Ruth Group	The Ruth Group
David Pasquale – Executive Vice President	Andrew Rodriguez
Tel : (646) 536 7006	Tel : (646) 536 7032
email : dpasquale@theruthgroup.com	email : arodriguez@theruthgroup.com

STATS ChipPAC Ltd.
Headquarters: 10 Ang Mo Kio Street 65, #05-17/20
Techpoint, Singapore 569059